Exhibit 99.1

Changes to Managing Director Remuneration and Terms of Employment

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA - 21 October 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, advises that it has recently undertaken a review of the remuneration package for Dr David Stamler, the Company’s Chief Executive Officer and Managing Director. In completing the review, the directors noted remuneration market comparables, the Company’s increasing level of activities and the progress of results in line with its objectives.

Following this review, the Board confirms that it has approved changes to Dr Stamler's total remuneration package effective from 15 October 2026. In compliance with ASX Listing Rule 3.16.4, the material terms of Dr Stamler's revised remuneration package are summarised in Schedule 1. The Company intends to seek shareholder approval at its upcoming annual general meeting for termination benefits included in Dr Stamler’s revised remuneration package.

This announcement was approved by the Board of Directors of Alterity.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies for Parkinson’s disease and related disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in Multiple System Atrophy (MSA), a rare and rapidly progressive neurodegenerative disease without an approved treatment. ATH434, the Company’s lead asset, demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

Authorization & Additional Information

This announcement was authorized by the Board of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Schedule 1

Material Terms of Revised Remuneration Package

Term	Detail
Position	Chief Executive Officer / Managing Director, effective 21 November 2025
Base Salary	US$525,000 per annum
Short Term Incentive (STI)	Up to 100% of annualised base salary, based on achievement of agreed goals and milestones
Notice Period	6 months’ notice of termination (or payment in lieu)
Severance (Termination without Cause)

Subject to any applicable limits under the Corporations Act and ASX Listing Rules (in respect of which shareholder approval will be sought), a lump sum payment equal to:

i.         100% of Dr Stamler's then-current annual base salary; and

ii.        100% of the associated premiums to continue group medical coverage for 12 months, or until Dr Stamler becomes eligible for comparable coverage through a subsequent employer, whichever is earlier, in each case, gross up of any applicable US excise tax, subject to execution of a full release of claims by Dr Stamler.

Change of Control

i.     100% of all unvested equity awards (including stock options, RSUs and all other equity-based compensation) will vest immediately prior to the effective date of a change of control, subject to Dr Stamler executing a full release of claims, continuing to comply with all obligations under his employment agreement, and returning all company property and confidential information.

ii.    Any short term incentive (STI) entitlement that has been earned but remains unpaid, or that relates to a current or incomplete STI period, shall accelerate and be payable, calculated in accordance with a formula determined by the Remuneration Committee from time to time.

iii.   If Dr Stamler resigns within 90 days of certain events (including a material adverse change in his position, a change of more than 50 miles in his principal work site, or a reduction in his base compensation or other material adverse change in his working conditions, which occur without his consent and are not cured within 30 days),the following severance benefits apply: (a) a lump sum equal to 1x annual base salary; (b) a lump sum equal to his target bonus or any other bonus for the year in which he resigns; and (c) 100% of the associated premiums to continue group medical coverage for 12 months or until he becomes eligible for comparable coverage through a subsequent employer, whichever is earlier. These benefits are in lieu of any other severance entitlements.

In each case, gross up of any applicable US excise tax.